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                                   EXHIBIT 1
                       PRESS RELEASE DATED MARCH 3, 2000

For Additional Information:
Ed L. Hutchins                      Guy D. Colado
Wachovia Corporation                Commerce National Corporation
336-732-4200                        407-741-8900
ed.hutchins@wachovia.com

March 3, 2000

For Release: Immediately

Wachovia Expands Florida Presence With Purchase Of Winter Park, Fla.-Based
Company

  Wachovia Corporation (NYSE:WB) today announced that it has reached a definitive agreement to acquire Commerce National Corporation, the parent of the National Bank of Commerce, a nationally chartered commercial bank with headquarters and three branch offices in Winter Park, Fla., just north of Orlando.

  At Dec. 31, 1999, Commerce National had $181 million in assets and deposits of $154 million. The bank is the leading community bank in the affluent Winter Park area with a deposit share of 10 percent and is the second largest community bank in Orange County.

  The transaction is subject to approval by regulatory authorities and Commerce National shareholders. It is expected to close in the third quarter of 2000. The transaction is structured as a purchase. The agreement provides for a tax-free exchange of Wachovia common shares for shares of Commerce National common stock at a value of $54 per share of Commerce National, or a purchase price of approximately $40 million. The exchange ratio will be a minimum of 0.8421 and a maximum of 1.0526 shares of Wachovia common stock for each share of Commerce National.

  The acquisition will give Wachovia a retail presence in the Orlando area, where it has had a corporate services office since 1998. Corporate services offices also are located in Fort Lauderdale, Jacksonville, Merritt Island,
Pensacola, Tampa and West Palm Beach.   Wachovia currently has 37 retail
branches in Palm Beach, Broward, Martin and Brevard counties. Last year Wachovia announced plans to add nine new branches in the eastern Florida counties and at least five new offices in Hillsborough County, home to Wachovia's Florida headquarters in Tampa.

  "The National Bank of Commerce will give us an established consumer base in a market that we find very attractive due to its high growth prospects," said J. Kenneth Coppedge, Wachovia's Florida Banking president. "The metro Orlando area, which currently has 1.4 million residents, is projected to reach almost 2 million by 2010. The broad array of services Wachovia offers - including Internet banking and investing - are particularly well suited to the Orlando market."
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  The National Bank of Commerce opened its first branch in 1986.  The bank opened three additional branches in the mid-1990s with the goal of becoming the leading community bank in Winter Park. During the last five years, deposits have grown 20 percent and loans 18 percent on a compound basis.

  "We have been very successful in executing our strategy," said Guy D. Colado, president of Commerce National. "Joining with Wachovia will enable our shareholders to realize the value that has been created by becoming a leading community bank. We were committed to combining with a strong financial services company that could provide additional resources to capture the significant growth opportunities in the market. Customers will receive added value through the broader array of sophisticated services that will be available and benefit from the continued relationship approach to banking that is also a hallmark of Wachovia."

  In connection with the acquisition, Commerce National Corporation issued to Wachovia an option to purchase up to 24.9 percent of Commerce National's stock under certain circumstances. In addition, directors and certain large shareholders controlling approximately 25 percent of Commerce National's outstanding shares have agreed to vote in favor of the merger.

  Wachovia Corporation, with dual headquarters in Atlanta and Winston-Salem, N.C., is a leading financial services company serving regional, national and international markets. As of Dec. 31, 1999, Wachovia had assets of $67.4 billion, ranking 16/th/ among bank holding companies in the nation. Member companies offer consumer and commercial banking, bank card, asset and wealth management, capital markets and investment banking, brokerage and insurance services. Wachovia Bank, N.A., the principal subsidiary, has more than 700 offices and 1,300 ATMs in Florida, Georgia, North Carolina, South Carolina and Virginia. Wachovia's highly rated Web site is located at www.wachovia.com.
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OFFITBANK, a subsidiary of Wachovia Corporation, offers services to upper tier wealth management clients through offices located in New York, Miami and San Francisco.